First Farmers and Merchants Corporation

February 10, 2015

Via EDGAR

Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       First Farmers and Merchants Corporation (the “Company”)
Item 4.02 Form 8-K
Filed January 16, 2015
File No. 000-10972

Dear Mr. Rodriguez:

Set forth below are the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 21, 2015 with respect to the above-referenced filings.

For your convenience, the text of the Staff’s comment is set forth in italics below, followed by our response.

Item 4.02 Form 8-K Dated January 15, 2015

  Please expand your filing to discuss the nature and materiality of the errors in accounting for your defined benefit post-retirement healthcare plan, when you plan on filing restated financial statements and how the identified errors impact your assessment that disclosure controls over financial reporting were effective at December 31, 2013.

Response:  In response to the Staff’s comment, the Company has today filed a Form 10-K/A (the “10-K Amendment”) to amend the Annual Report on Form 10-K for the year ended December 31, 2013 originally filed with the Commission on March 5, 2014 (as previously amended by Amendment No. 1 on Form 10-K/A filed with the SEC on September 9, 2014, the “Original Filing”). The error in accounting for the Company’s defined benefit post-retirement healthcare plan and the impact on management’s assessment regarding disclosure controls over financial reporting are more particularly described in the 10-K Amendment. As supplemental information, the Company’s management evaluated the impact of the error in accounting for the Company’s defined benefit post-retirement healthcare plan on the unaudited financial statements included in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2014 and determined that such impact is not material and that no restatement of such unaudited financial statements is required.

  Please expand your filing to discuss the nature and amount of certain other errors that may be corrected in connection with the restatement.

Response:  In response to the Staff’s comment, the inclusion of the statement that the 10-K Amendment “may also correct certain other immaterial errors in connection with the restatement” was intended to address the correction of de minimis typographical errors to the extent any were identified in the Original Filing and was not intended to indicate that any revisions to the qualitative or quantitative disclosure would be included in the 10-K Amendment other than as noted in the explanatory note included therein.

As requested, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response, please do not hesitate to call Brian K. Williams at (931) 380-8324, or our legal counsel on this matter, James Bowden at (615) 850-8649.

Very truly yours,

/s/ T. Randy Stevens T. Randy Stevens Chief Executive Officer	/s/ Brian K. Williams Brian K. Williams Treasurer (principal financial officer)

cc:        Jill Giles, Controller

            James Bowden